GREASE BOX LLC

Unaudited Financial Statements For The Year Ended December 31, 2016 and 2015

May 10, 2017

GREASE BOX, LLC
BALANCE SHEET
DECEMBER 31, 2016 AND 2015
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		2016		2015
ASSETS				
CURRENT ASSETS				
Cash	$	82	$	1,146
Employee Advances		-		8,948
TOTAL CURRENT ASSETS		82		10,093
NON-CURRENT ASSETS				
Fixed Assets, Net		8,838		12,732
TOTAL NON-CURRENT ASSETS		8,838		12,732
TOTAL ASSETS		8,920		22,826
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES				
Sales Tax Payable		1,419		9,338
Short Term Loans		11,182		50,051
TOTAL CURRENT LIABILITIES		12,601		59,389
NON-CURRENT LIABILITIES				
Loans Payable		44,658		56,815
TOTAL LIABILITIES		57,259		116,204
MEMBERS' EQUITY				
Contributed Capital		101,542		53,635
Retained Earnings (Deficit)		(149,881)		(147,013)
TOTAL MEMBERS' EQUITY		(48,339)		(93,378)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	8,920	$	22,826

GREASE BOX, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
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	2016	2015
Operating Income		
Sales	$ 252,685	$ 320,670
Cost of Sales	86,637	112,697
Gross Profit	166,048	207,973
Operating Expense		
Salaries	55,103	78,769
General and Administrative	43,599	57,363
Advertising	19,050	363
Rent	15,312	21,341
Outside Services	3,270	1,981
Depreciation	1,263	2,644
Travel	744	5,530
	138,341	167,992
Net Income from Operations	27,708	39,981
Other Income (Expense)		
Loan Fees	(8,449)	(21,267)
State and Local Taxes	(22,127)	(68)
Net Income	$ (2,868)	$ 18,647

GREASE BOX, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
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	2016	2015
Net Income (Loss) For The Period	$ (2,868)	$ 18,647
Cash Flows From Operating Activities		
Change in Employee Advances	8,948	(8,948)
Change in Payables	(7,919)	3,157
Depreciation	1,263	2,644
Net Cash Flows From Operating Activities	2,292	(3,147)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(3,415)	(3,183)
Net Cash Flows From Investing Activities	(3,415)	(3,183)
Cash Flows From Financing Activities		
Change in Short Term Loans	(38,869)	(19,388)
Change in Long Term Loans	(12,157)	(16,787)
Change in Contributed Capital	53,953	17,749
Net Cash Flows From Financing Activities	2,927	(18,426)
Cash at Beginning of Period	1,146	7,255
Net Increase (Decrease) In Cash	(1,064)	(6,108)
Cash at End of Period	$ 82	$ 1,146

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Grease Box LLC ("the Company") is a limited liability company organized under the laws of the State of California. The Company operates a restaurant that specializes in gluten free, naturally sourced food. Prior to 2017, the Company operated as an unincorporated partnership under California law.

The Company will conduct an equity crowdfund offering during the second and third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company capitalizes long-lived assets with an original value of $100 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Loans

The Company has entered into various agreements to borrow funds for the purpose of funding ongoing operations. Short term loans include advances taken against the Company's daily receipts, with repayment periods of less than thirty days and rates of interest of between ten percent and twenty percent per annum. Long term loans include amounts provided to the Company by related parties or others and not secured by formal terms (generally, friends and family). Long term loans are non-interest bearing and payable at a future date to be determine by management.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Rent

The Company leases restaurant space under an operating lease. The lease expired in April of 2017, but was extended through mid-May. There are no future minimum payments due under the lease.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. For the year ended December 31, 2016, and both of the two prior tax years, the Company elected to be treated as partnership for federal income tax purposes. All items of revenue and expense for those years were reported by the members on their individual tax returns. The Company's 2014 federal tax filing will be subject to inspection by the Internal Revenue Service until 2018. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to tax filing requirements in the State of California. Fiscal year 2017 will be the Company's first year as a California limited liability company, thus the Company has no filings currently subject to inspection by that State.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 10, 2017, the date that the financial statements were available to be issued.